

December 4, 2014

Via E-mail
Charles R. Eyler
Senior Vice President, Finance and Administration
and Treasurer
Puma Biotechnology, Inc.
10880 Wilshire Boulevard, Suite 2150
Los Angeles, CA 90024

Re: Puma Biotechnology, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 3, 2014
File No. 001-35703

Dear Mr. Eyler:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
Adjusted Statement of Operations, page 49

1.   Your adjusted statement of operations presents non-GAAP adjustments on the face of the GAAP statements of operations in MD&A which result in non-GAAP statements of operations.   Please provide us proposed disclosure to be included in future periodic reports, including your earnings press releases furnished under Item 2.02 of Form 8-K, that remove any non-GAAP financial statements. Refer to Rule 10(e)(ii)(C) of Regulation S-K.

Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 57

2.   Please confirm to us that you applied the 1992 Framework issued by COSO and not the Updated Framework for assessments made after May 14, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sasha Parikh at (202) 551-3627 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant